NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

December 14, 2021

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
File No. 000-56324
Filed November 2, 2021

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated November 19, 2021, with respect to (i) our Amendment No.2 Form 10-12(g) filed on November 2, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 2 to Registration Statement on Form 10-12G filed November 2, 2021

Introductory Comment, page iii

1.        We note your response to comment 1, as well as your amended disclosure that it "is uncertain as to whether foreign investments are permitted in companies that are incorporated in the state of Nevada, or any other state located in the United States . . . ."Please explain why it is uncertain, or alternatively remove this statement and instead state that foreign investors are permitted to own equity in companies incorporated in Nevada but not permitted to own equity in your contemplated Chinese entities. We also note your amended disclosure that China's foreign investment law "may prohibit direct foreign investment in Chinese operating companies that don't operate under the VIE structure" (emphasis added). Please remove the statement "that don't operate under the VIE structure," as it is our understanding that even with the use of a VIE structure foreign investors would not hold interests directly in the Chinese operating companies. If your intent is to say that you are unsure if you can operate your contemplated business without using a VIE, please clearly state this and explain the uncertainty.

Response:

The following language was inserted in the Introductory Comment, page iii:

Foreign investors are permitted to own equity in companies incorporated in Nevada but not permitted to own equity in your contemplated Chinese entities.

Language removed……“It is uncertain as to whether foreign investments are permitted in companies that are incorporated in the state of Nevada, or any other state located in the United States.”

Language removed…..”that don't operate under the VIE structure”.

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2.       We note your response to comment 4 and your related revisions. However, we note that neither you nor your investors will not have an equity ownership in, direct foreign investment in, or control through any potential ownership/investment of the VIE. As such, when describing the contemplated design of the VIE agreements and related outcome, please refrain from implying that the contemplated VIE agreement would be equivalent to an equity ownership in the business of the VIE. For example, we note the references to the "company's real assets" or references to being "unable to continue some or all of our business activities," when these will be the assets and business activities of the potential VIE. Any references to control or benefits that accrue to you because of the contemplated VIE should be limited to and clearly describe the conditions you would meet for consolidation of the contemplated VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, please revise your disclosure that "courts are unlikely to enforce" VIE contracts to also state that VIE agreements have not been tested in a court of law. Please also include a sentence at the end of this paragraph stating that you do not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

Response:

The following language was inserted in the Introductory Comment, page iii:

NHLE does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

A public company is generally deemed to have a controlling financial interest in a VIE when it (i) has the power to direct the VIE’s activities that most significantly impact the VIE’s economic performance, and (ii) has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The SEC staff has asked public companies to explain their involvement with VIEs, including how such involvement affects their financial position, financial performance and cash flows, and to support how they determined whether they were or were not the primary beneficiary of a VIE. This includes examining both consolidated VIEs where a public company believes it is their primary beneficiary, and entities that a public company holds a significant variable interest in but does not consider itself to be their primary beneficiary, and thus are not consolidated.

For a consolidated VIE, U.S. GAAP focuses on the public company’s qualitative assessment of its power to direct the activities of the VIE that are economically significant and its rights to economic benefits or obligations to absorb losses, including significant factors considered and judgments made by the company.

Courts are unlikely to enforce the contracts and VIE contracts have not been tested in a court of law……. NHLE does not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

3. Please revise your discussion of the VIE structure to make clear that you do not currently use a VIE structure. Some parts of your disclosure imply that you currently use a VIE structure (ex: "any failure by our VIE or their shareholders to perform their obligations..."). Please revise to clearly state that these risks or events are only applicable if you implement a VIE structure.

Response:

Discussion of the implementation of a VIE structure revised throughout disclosure to clearly state that risks or events are only applicable if we implement a VIE structure.

4.        We note your response to comment 5, as well as your amended disclosure. Additionally, please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. With respect to your disclosure stating that you will be required to request approval from CSRC to continue on the OTC Market, and that you have not submitted the required information to the CSRC, please indicate when you will request such approval and whether your current quotation on the OTC Market is permissible without such approval.

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Response:

The following language was inserted in the Introductory Comment, page iii:

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures. China based companies listed on the OTC Markets may be required to request approval from CSRC to continue listing on this market. As of this time, our current quotation on OTC Markets is permissible without such approval.

Because CSRC is responsible for the examination and approval, as well as supervision and administration of foreign-invested securities companies. Our Company is not currently required to submit information to the CSRC, however NHLE may be required to comply with CSRC regulation in the future. As such, we may be required to submit information about our business to CRSC for approval and would be subject to continued compliance. If we become noncompliant with CRSC rules, our business operations could be suspended. In addition, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

As of this time, we are not required to submit have not submitted information to CSRC that required to list on OTC Markets but will comply with the request in the future.

If we are required to submit information for approval by the CRSC in the future, NHLE could be denied approval. If this happens, we would lose our ability to list our stock on a foreign exchange, such as OTC Markets, andthe value of NHLE’s stock would become worthless. The CRSC and SEC are working together to ensure compliance and protection of foreign investor rules. NHLE could be delisted as a result of not complying with these rules

5.         We note your response to comment 6. Your disclosure still states on pages v, 5 and 6 that actions by China could significantly limit or completely hinder "your ability to offer or continue to offer securities" (emphasis added). Please revise to clarify that limitations will be on the company's ability to offer or continue to offer securities by stating that such actions could limit "our" ability . . . (emphasis added).

Response:

The following language was inserted in the Introductory Comment, page v, 5 and 6:

Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

6. We note that your response to comment 7 states that you amended your disclosure to state that you "may face obstacles even if transactions are legal and reasonable after proper registration" and that "there is no guarantee . . . ." We note that your new response language is not included in the registration statement on page v though. Please revise the registration statement to reflect the new language included in the response.

Response:

The registration was revised, and page v includes all response language to comment 7.

7.        We note your response to comment 8, as well as your revised disclosure that "[a]dditional risks associated with our potential VIE structure is referenced in Item 1.A Risk Factors." We reissue comment 8. Please provide a specific cross-reference to the each of your Risk Factors that discuss the risks facing the company and the offering as a result of your potential VIE structure and your contemplated operations in China. In doing so, please separately refer to each of your first six risk factors, which pertain to legal and regulatory risks, information and regulatory oversight, the regulatory environment, shareholder rights and recourse, greater Chinese regulatory oversight, and the company's organizational structure.

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Response:

The following language was inserted in Introductory Comment page iii:

Our auditor is U.S. based and registered with the PCAOB so our company is subject to PCAOB inspections. The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.  See Item 1.A Risk Factors Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections.

In addition, each of the 6 risk factors were cross referenced and discussed in the Introductory Comment page iii.

8.          Please state whether any transfers, dividends, or distributions have been made to date. In this regard, we note your disclosure on page 11 that you have never paid dividends.

Response:

The following language was inserted on page v:

There have been no transfers, dividends, or distributions as of this date.

9. We note your disclosure that the "VIE structure could be used to replicate foreign investment in Chinese operating companies." We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly to state that the VIE structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.

Response:

The following language was inserted in our disclosure:

The VIE structure provides contractual exposure to foreign investment in such companies

Item 1A. Risk Factors, page 5

10. We note from the audit opinion on page 19 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please include a risk factor disclosing any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

Response:

See response to comment 11 below.

11. Please include a risk factor discussing that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

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Response:

Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections

The Holding Foreign Companies Accountable Act (“HFCAA”) became law in December 2020 and prohibits foreign companies from listing their securities on U.S. exchanges if the company has been unavailable for PCAOB inspection or investigation for three consecutive years.

The HFCAA requires the SEC to identify registrants that have retained a registered public accounting firm to issue an audit report where that registered public accounting firm has a branch or office that:

•	Is located in a foreign jurisdiction; and

•	The PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction

As reflected on the PCAOB's website, the PCAOB is currently unable to inspect or investigate accounting firms due to a position of the local authority in two jurisdictions: China and Hong Kong.

If our PCAOB auditor is unable to inspect the issuer's public accounting firm for three consecutive years, the issuer's securities are banned from trade on a national exchange or through other methods. The United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two years. As a result, our securities could be delisted rendering our stock worthless.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin

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